Exhibit 99.1

press release

ArcelorMittal announces that its Significant Shareholder has decided not to further participate in its $1 billion share buyback program
25 February 2022, 08:50 CET

In its announcement of 11 February 2022 regarding a new $1 billion share buyback program, ArcelorMittal noted the declared intention of its Significant Shareholder to sell shares to it in proportion to shares purchased on the market to maintain its percentage shareholding. ArcelorMittal has since been informed by the Significant Shareholder that it has decided not to make such sales; accordingly its percentage holding of issued and outstanding shares (which stood at 36.3% as of January 31, 2022) will increase as the share buyback program is implemented.
ENDS
About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com